March 7, 2007

Mr. Jay Webb
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Energizer Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2006 Filed December 5, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006
File No. 001-15401

This letter sets forth the responses of Energizer Holdings, Inc., a Missouri corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 26, 2007 (the “Comment Letter”), with respect to the above-referenced Form 10-K and Form 10-Q filed by the Company.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response.

Q1. We note that your Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K are not dated. Please file an amendment to your Form 10-K that includes the entire filing together with the properly dated Section 906 certification. Please also apply this comment to your Form 10-Q filed on January 30, 2007.

A1. Our failure to include the date on our Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K was an oversight. We will file an amendment to our Form 10-K and Form 10-Q as instructed.

Q2. We see you hold a net-cash settled prepaid share option (PSO) with a financial institution to mitigate the impact of changes in your deferred compensation liabilities. Also, we see from disclosure in Note 11 that on October 1, 2006 you adopted SFAS 155 to account for the net-cash settled prepaid share option. Please tell us more about the terms of your PSO’s and detail for us how you accounted for the net-cash settled PSO’s prior to the adoption of SFAS 155. Furthermore, please describe for us how the adoption of SFAS 155 impacted your consolidated financial statements as it relates to the PSO’s.

A2: Energizer holds a contract with a financial institution known as a Prepaid Share Option Agreement (PSO). The substance of the PSO is relatively simple and can be described as a “prepaid forward”, under which Energizer pays a financial institution the market value of a discrete number of shares of Energizer stock at the inception of the contract (plus a small fee to the institution) in exchange for the right to receive cash equal to the market value of the same number of shares upon the expiration of the contract. The purpose of the PSO is to offset the expense of Energizer stock equivalents within our deferred compensation program. The term of each contract into which Energizer has entered is generally twelve months or less. Energizer also has the discretion to terminate the contract early, in its entirety, allowing it to receive cash equal to the market value of the underlying nominal shares as of the early termination date.

The PSO is comprised of 1) a put option issued by Energizer, purchased by the financial institution and requiring net cash settlement after approximately twelve months of any reduction in the Energizer stock price from the strike price; 2) a corresponding call option, with the same strike price and maturity date as the put option, issued by the financial institution and purchased by Energizer, and requiring net cash settlement on the maturity date for any increase in the Energizer share price over the strike price, if any; and 3) an initial cash payment made by Energizer for the amount of the share price at the inception of the transaction, which the financial institution owes to Energizer.

For accounting purposes, the PSO is not a freestanding derivative, as it is disqualified under paragraph 6(b) of SFAS 133 because the cost of the PSO is not less than the cost of the actual share price from which it is derived. However, the PSO does meet the criteria of a hybrid instrument consisting of a host contract with embedded derivatives. The embedded derivatives are the put and call, which collectively constitute a forward. The host instrument is essentially a loan to the financial institution. Prior to SFAS 155, SFAS 133 required the loan and derivative to be accounted for separately (per paragraphs 12 and 16). Under this accounting, the host loan must be carried at its amortized cost while the embedded derivative is carried at its fair market value on Energizer’s balance sheet. In addition, the imputed interest on the loan was to be recorded as interest income which would be included in other financing income (expense), net in Energizer’s Statement of Earnings.

For simplicity of accounting, the Company historically preferred to record the entire contract at market value, as the market value of the entire contract was readily determinable at each period end. Due to the short duration of the host loan and relative small size of the instrument to Energizer’s current assets and total assets, the Company was able to conclude that the historical cost basis of the loan less imputed interest and the fair value of the embedded derivative were not quantitatively materially different than the market value of the entire contract at any reporting period end in which the PSO was held. The amount of interest income on the loan was also insignificant in each period. For example, annual imputed interest income was less than $2 million, which is less than 1% of pre-tax earnings. Also, our highest outstanding loan receivable value of $40.9 million is less than 3% of current assets and less than 1.5% of total assets in all periods. Additionally, the Company concluded there were not qualitative indicators that accounting for the entire PSO at market value was materially different than bifurcating as required by SFAS 133. As a result of those conclusions, the PSO has been recorded at market value on the balance sheet each period since its inception and the net change in market value of the PSO in its entirety has been recorded in selling, general and administrative expenses in Energizer’s Statement of Earnings.

Upon the adoption of SFAS 155, the Company formally elected the alternative to avoid bifurcation accounting as permitted by paragraph 4c, in the amendment to paragraph 16 of SFAS 133. Since the actual accounting in the past had been identical to the new election, there was no financial statement impact of the adoption, and the Company no longer needs to continue to evaluate the materiality of the impact of bifurcating the PSO going forward.

We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding the Company’s responses to the Staff’s comments set forth above, or should any member of the Staff need any additional confirmation, such person should not hesitate to call me at 314-985-2088.

Very truly yours,
/s/ Mark A. Schafale
Mark A. Schafale
Vice President and Controller
Energizer Holdings, Inc.